UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 11-K
________________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2015 and 2014

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3

Notes to Financial Statements	4-13

Supplemental Schedule*

Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2015	14-22

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
June 24, 2016

BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Assets
Investments, at fair value	$3,091,486,801	$2,880,166,075

Notes receivable from participants	59,673,934	51,294,155
Net assets available for benefits	$3,151,160,735	$2,931,460,230

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

2015

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$1,973,661
Dividends	134,118,900
Net depreciation in fair value of investments	(132,884,498)
Net investment income	3,208,063

Interest on notes receivable from participants	2,246,855

Contributions
Employer	100,640,433
Employee	142,665,847
Rollovers	12,668,690
Total contributions	255,974,970
Total additions	261,429,888

Benefits paid to participants	(256,898,262)
Administrative expenses	(531,081)
Total deductions	(257,429,343)

Net increase prior to transfers from other plans	4,000,545

Transfers from other plans	215,699,960
Net increase	219,700,505

Net assets available for benefits
Beginning of year	2,931,460,230
End of year	$3,151,160,735

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.    Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2013, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Directors (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Document, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee.
Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.
Contributions
Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,000. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.
Vesting
Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.
Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”)) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.
Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2015 and 2014, forfeited accounts totalled $1 and $13, respectively. This forfeiture can be used to reduce employer contributions. In 2015, contributions by the employer were reduced by $143,539 from the forfeiture account.
Reclassifications
Certain amounts reported in prior years’ financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported net assets available for benefits.
2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Administrative Expenses and Investment-Related Fees
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 9). Investment-related fees are included in net appreciation (depreciation) of fair value of investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.
Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.
Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, common/collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and an associate insured deposit account, each offering different degrees of risk and return. There is also a

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 6 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.
The Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 6.
Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.
3.    New Accounting Pronouncements
In May 2015, the FASB issued new guidance related to Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share.  This guidance modifies the disclosure requirements for certain investments in the Plan’s financial statements.  This guidance is effective for annual reporting periods beginning after December 15, 2015. The adoption of this guidance is not expected to be material to the Plan’s financial statements.
During July 2015, the FASB issued new guidance related to Plan Accounting.  This guidance amends the requirements so that fully benefit-responsive investment contracts will be measured, presented and disclosed only at contract value.  The guidance also eliminates the requirement to disclose certain individual investments and simplifies the level of disaggregation of investments that are measured using fair value.  The Plan early adopted this guidance in 2015.  The adoption of this guidance was not material to the Plan’s financial statements.
4.    Associate Insured Deposit Account
The Plan invests in an associate insured deposit account, which is a deposit account with the Plan Sponsor. Under the terms of the account agreement, Branch Banking and Trust Company is required to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.
The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

plus fifty basis points. The crediting interest rates for the period from January 1, 2015 to December 31, 2015 ranged from .63 percent to .89 percent and the average yield rate was .77 percent. The crediting interest rates for the period from January 1, 2014 to December 31, 2014 ranged from .59 percent to .63 percent and the average yield rate was .62 percent.

5.    Transfers (to) from Other Plans
During 2015, BB&T Corporation authorized the transfer of participant accounts to the Plan from various acquired company plans. Participant account balances, including investments and notes receivable from participants, were transferred from the various plans at various dates during 2015 as follows:

2015
Susquehanna Bancshares, Inc. 401(k) Plan	$203,464,546
The Bank of Kentucky, Inc. 401(k) Profit Sharing Plan	11,765,529
CRC Insurance Services, Inc. 401(k) Profit Sharing Plan	469,885
$215,699,960
6.    Fair Value of Financial Instruments
Topic 820 establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). There have been no changes in the methodologies used at December 31, 2015 and 2014.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock and foreign stock, which are traded on an exchange or listed market.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.
Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

account, common/collective trusts and corporate and government bonds in the self-directed brokerage option.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to the Plan’s investment in the associate insured deposit account.
The fair value of the common/collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participants’ transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.
Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2015 and 2014, there are no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2015
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$562,420,280	$562,420,280	$—	$—

Mutual funds	1,704,520,638	1,704,520,638	—	—

Self-directed investments	104,078,398	103,096,608	981,790	—

Common/collective trusts	535,960,628	—	535,960,628	—

Separately managed accounts
Common stock	3,070,263	3,070,263	—	—
Foreign stock	423,326	423,326	—	—
Equity exchange traded fund	10,665	10,665	—	—
	3,504,254	3,504,254	—	—

Associate insured deposit account	179,224,847	—	179,224,847	—
Total investments at fair value, excluding cash and cash equivalents of $1,777,756	$3,089,709,045	$2,373,541,780	$716,167,265	$—

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2014
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$614,015,012	$614,015,012	$—	$—

Mutual funds	1,960,808,410	1,960,808,410	—	—

Self-directed investments	102,279,386	101,307,065	972,321	—

Common/collective trust	23,614,911	—	23,614,911	—

Separately managed accounts
Common stock	3,985,951	3,985,951	—	—
Foreign stock	542,101	542,101	—	—
	4,528,052	4,528,052	—	—

Associate insured deposit account	171,744,219	—	171,744,219	—
Total investments at fair value, excluding cash and cash equivalents of $3,176,085	$2,876,989,990	$2,680,658,539	$196,331,451	$—
There were no transfers between levels during 2015 and 2014.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014:

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2015	Value	Commitments	currently eligible)	Period
Morley Stable Value Fund	$30,043,268	$—	Daily	30 days
T. Rowe Price Retirement Income Fund	51,015,649	—	Daily	30 days
T. Rowe Price Retirement 2005 Fund	2,922,500	—	Daily	30 days
T. Rowe Price Retirement 2010 Fund	23,257,294	—	Daily	30 days
T. Rowe Price Retirement 2015 Fund	27,154,194	—	Daily	30 days
T. Rowe Price Retirement 2020 Fund	90,196,338	—	Daily	30 days
T. Rowe Price Retirement 2025 Fund	60,854,742	—	Daily	30 days
T. Rowe Price Retirement 2030 Fund	68,638,190	—	Daily	30 days
T. Rowe Price Retirement 2035 Fund	40,957,357	—	Daily	30 days
T. Rowe Price Retirement 2040 Fund	64,806,994	—	Daily	30 days
T. Rowe Price Retirement 2045 Fund	30,533,652	—	Daily	30 days
T. Rowe Price Retirement 2050 Fund	18,407,984	—	Daily	30 days
T. Rowe Price Retirement 2055 Fund	12,875,721	—	Daily	30 days

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2015	Value	Commitments	currently eligible)	Period
T. Rowe Price Retirement 2060 Active Trust	$346,173	$—	Daily	30 days

Wells Fargo Stable Value Fund	13,950,572	—	Daily	12 months
	$535,960,628

December 31,
2014
Morley Stable Value Fund	$23,614,911	—	Daily	30 days
Significant investment strategies have not been disclosed for investments measured at the NAV using the practical expedient which represent funds filing Form 5500 as direct filing entities.
7.    Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.
8.    Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.
9.    Related Party and Party-In-Interest Transactions
Included in the Plan assets are BB&T common stock, mutual funds sponsored by a subsidiary of the Corporation, assets held in separately managed accounts that are managed by a subsidiary of the Corporation, a deposit account sponsored by BB&T and cash in an interest-bearing checking account. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

	As of
	December 31,
	2015	2014
BB&T common stock	$562,420,280	$614,015,012
Mutual funds	1,100,493,474	1,057,047,893
Separately managed accounts	3,504,254	4,528,052
Associate insured deposit account	179,224,847	171,744,219
BB&T interest-bearing checking account	1,777,756	3,176,085

For the year ended December 31, 2015
Dividends on BB&T common stock	$16,081,688
Dividends on investments in BB&T sponsored mutual funds	92,930,538
Interest on associate insured deposit account	1,333,240
In addition, the cost of administrative services rendered by the Corporation’s Trust Division is party-in-interest and totalled $299,992 for the year ended December 31, 2015. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest to participants that opt to receive guidance on investment election/allocation. Fees charged by Ameritrade and ProNvest were $185,395 and $45,694, respectively for the year ended December 31, 2015.
10.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation	Common Stock	$562,420,280

*	Sterling Capital Total Return Bond Fund	Mutual Fund	$179,334,223
*	Sterling Capital Mid Value Fund	Mutual Fund	204,462,477
*	Sterling Capital Large Cap Fund	Mutual Fund	228,039,889
*	Sterling Capital Small Value Fund	Mutual Fund	72,318,921
*	Sterling Capital Special Opportunities Fund	Mutual Fund	243,809,199
*	Sterling Capital Equity Income Fund	Mutual Fund	172,528,765
	Federated Investors Treasury Obligation Fund	Mutual Fund	88,032,325
	Fidelity Contrafund	Mutual Fund	103,659,144
	Vanguard Institutional Index	Mutual Fund	167,026,294
	Vanguard Total International Stock Index	Mutual Fund	31,243,313
	Harbor International Fund	Mutual Fund	102,400,950
	T. Rowe Price Mid Cap Growth Fund	Mutual Fund	111,665,138
			$1,704,520,638

	T. Rowe Price Retirement Income Fund	Common Collective Trust	$51,015,649
	T. Rowe Price Retirement 2005 Fund	Common Collective Trust	2,922,500
	T. Rowe Price Retirement 2010 Fund	Common Collective Trust	23,257,294
	T. Rowe Price Retirement 2015 Fund	Common Collective Trust	27,154,194
	T. Rowe Price Retirement 2020 Fund	Common Collective Trust	90,196,338
	T. Rowe Price Retirement 2025 Fund	Common Collective Trust	60,854,742
	T. Rowe Price Retirement 2030 Fund	Common Collective Trust	68,638,190
	T. Rowe Price Retirement 2035 Fund	Common Collective Trust	40,957,357
	T. Rowe Price Retirement 2040 Fund	Common Collective Trust	64,806,994
	T. Rowe Price Retirement 2045 Fund	Common Collective Trust	30,533,652
	T. Rowe Price Retirement 2050 Fund	Common Collective Trust	18,407,984
	T. Rowe Price Retirement 2055 Fund	Common Collective Trust	12,875,721
	T. Rowe Price Retirement 2060 Active Trust	Common Collective Trust	346,173
	Wells Fargo Stable Value Fund	Common Collective Trust	13,950,572
	Morley Stable Value Fund	Common Collective Trust	30,043,268
			$535,960,628

	Plan Participants	Self-directed investments	$104,078,398

*	Notes Receivable from Participants	Participant loans (4.25% to 9% due thru April 2027)	$59,673,934

*	BB&T Corporation	Associate insured deposit account	$179,224,847

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value

*	BB&T Corporation	Cash and cash equivalents	$1,777,756

Holdings in Separately Managed Accounts
	ADT Corp	Common Stock	$5,277
	Agco Corporation	Common Stock	5,084
	Abercrombie & Fitch Co Cl A	Common Stock	8,883
	Aecom Technology Corp	Common Stock	5,435
	Aegion Corp	Common Stock	6,932
	Air Transport Group Inc	Common Stock	6,542
	Alaska Air Group Inc	Common Stock	10,547
	Allete Inc	Common Stock	10,318
	Alon Usa Energy Inc	Common Stock	6,129
	American Axle & Mfg Hldgs	Common Stock	5,038
	American Eagle Outfitters	Common Stock	10,556
	American Equity Investment Life Hldg Co	Common Stock	8,987
	American Financial Group Inc	Common Stock	6,271
	Amerisafe Inc	Common Stock	7,381
	Amsurg Corp Com	Common Stock	10,184
	Amtrust Financial Services Inc	Common Stock	7,944
	Anchor Bancorp Wisconsin Inc	Common Stock	5,875
	Anworth Mortgage Asset Corp	Common Stock	6,047
	Apollo Commercial Real Estate Finance	Common Stock	7,219
	Apollo Residential Mortgage Inc	Common Stock	5,951
	Ares Commercial Real Estate Corp	Common Stock	6,178
	Arlington Asset Investment Corp	Common Stock	5,914
	Ashford Hospitality Trust	Common Stock	5,307
	Atlas Air Worldwide Holdings	Common Stock	6,904
	Avnet Inc	Common Stock	5,312
	Bok Financial Corp	Common Stock	5,262
	BWX Technologies Inc	Common Stock	5,464
	Banc Of California Inc	Common Stock	7,763
	Barrett Business Svcs Inc	Common Stock	6,400
	BBCN Bancorp Inc	Common Stock	8,593
	Berkshire Hills Bancorp Inc	Common Stock	7,365
	Big Lots Inc	Common Stock	4,509
	Black Hills Corp	Common Stock	10,354
	Boyd Gaming Corp	Common Stock	8,306
	Brocade Communications System	Common Stock	2,469
	CNO Financial Group Inc	Common Stock	13,210

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	CSG Systems International Inc	Common Stock	6,476
	CVR Energy Inc	Common Stock	5,903
	CYS Investments Inc.	Common Stock	7,237
	Cabot Corp	Common Stock	5,396
	Cal-Maine Foods Inc	Common Stock	2,595
	Caleres Inc	Common Stock	7,107
	California Resources Corp	Common Stock	5,620
	Camden National Corp	Common Stock	6,040
	Capstead Mortgage Corp. New	Common Stock	5,698
	Centene Corp	Common Stock	9,148
	Central Garden & Pet Co	Common Stock	8,432
	Central Pacific Financial Co	Common Stock	6,496
	Chemical Financial Corp	Common Stock	8,465
	Childrens Place Retail Stores	Common Stock	7,231
	Chimera Investment Corp	Common Stock	5,576
	Cirrus Logic	Common Stock	9,361
	Community Health Systems Inc	Common Stock	2,706
	Community Tr Bancorp Inc	Common Stock	6,747
	Cooper-Standard Holding Inc	Common Stock	4,423
	Cooper Tire & Rubber Co.	Common Stock	8,706
	Corenergy Infrastructure Trust	Common Stock	3,502
	Cowen Group Inc Cl A	Common Stock	4,856
	Cross Country Healthcare Inc	Common Stock	934
	Curtiss Wright Corp	Common Stock	1,507
	Customers Bancorp Inc.	Common Stock	8,765
	Dean Foods Co	Common Stock	7,477
	Denbury Resources Inc	Common Stock	5,246
	Dime Comm Bank	Common Stock	7,048
	Domtar Corporation	Common Stock	4,249
	Dynex Capital Inc	Common Stock	5,893
	Dynegy Inc	Common Stock	1,273
	Earthlink Holdings Corp	Common Stock	5,922
	El Paso Elec Co Com	Common Stock	8,470
	Employers Holdings Inc	Common Stock	7,589
	Enterprise Financial Services Corp	Common Stock	8,675
	Express Inc	Common Stock	6,964
	FBL Financial Group Inc	Common Stock	8,591

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Federal Agricultural Mtg Corp	Common Stock	5,935
	Federated National Holding Co	Common Stock	6,444
	Fidelity Common Southern Corporation	Common Stock	8,991
	Financial Institutions Inc.	Common Stock	6,188
	First Financial Bancorp	Common Stock	7,102
	First NBC Bank Holding Company	Common Stock	6,805
	1st Source Corporation	Common Stock	6,297
	Firstmerit Corp.	Common Stock	11,022
	Flagstar Bancorp Inc	Common Stock	6,078
	Flushing Financial Corp	Common Stock	7,228
	Forest City Enterprises	Common Stock	5,636
	Fulton Finl Corp Pa	Common Stock	9,510
	General Cable Corp	Common Stock	3,989
	Global Brass & Copper Holdings Inc	Common Stock	6,923
	Great Southern Bancorp Inc.	Common Stock	6,653
	Guess Inc	Common Stock	7,099
	HCI Group Inc	Common Stock	6,029
	Hancock Holding Company	Common Stock	7,274
	Hanover Insurance Group Inc	Common Stock	6,914
	Hawaiian Holdings Inc	Common Stock	9,928
	Healthsouth Corp	Common Stock	5,361
	Heartland Financial Usa Inc	Common Stock	6,115
	Heidrick & Struggles Intl Inc	Common Stock	7,785
	Heritage Insurance Holdings	Common Stock	5,848
	Homestreet Inc	Common Stock	7,533
	Horace Mann Educators Corp	Common Stock	7,631
	Huntington Ingalls Industries Inc.	Common Stock	6,469
	Idacorp Inc	Common Stock	12,512
	Infinity Property & Casualty	Common Stock	7,318
	Ingles Markets Incorporated	Common Stock	5,907
	Ingram Micro Inc	Common Stock	5,225
	Ingredion Inc	Common Stock	6,134
	Insight Enterprises	Common Stock	7,134
	Innospec Inc	Common Stock	6,517
	Insperity Inc	Common Stock	5,345
	Inteliquent Inc	Common Stock	6,095
	Intrawest Resorts Holdings Inc	Common Stock	3,933

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Iridium Communications Inc	Common Stock	7,838
	Isle Of Capri Casinos Inc.	Common Stock	6,032
	Jabil Circuit Inc	Common Stock	5,287
	Jakks Pacific Inc	Common Stock	5,795
	Jetblue Awys Corp	Common Stock	9,377
	KCG Holdings Inc	Common Stock	6,561
	Kaman Corp	Common Stock	7,223
	Kraton Performance Polymers Inc	Common Stock	5,714
	Lear Corp	Common Stock	8,844
	Lifepoint Health Inc	Common Stock	6,386
	MDU Resources Group Inc.	Common Stock	5,881
	MFA Mortgage Investments Inc.	Common Stock	5,320
	Mgic Inv. Corp	Common Stock	8,397
	Magellan Health Services Inc	Common Stock	7,646
	Matson Inc W/I Alexander & Baldwin Holdings Inc	Common Stock	10,743
	Meta Financial Group Inc	Common Stock	13,412
	Mistras Group Inc	Common Stock	5,880
	Molina Healthcare Inc	Common Stock	6,374
	Moog Inc	Common Stock	9,029
	Movado Group Inc	Common Stock	5,862
	National Fuel Gas Company	Common Stock	5,814
	National General Hldgs	Common Stock	6,930
	Navigators Group Inc	Common Stock	8,751
	Nelnet Inc Cl A	Common Stock	7,050
	Netgear Inc	Common Stock	10,100
	Neustar Inc	Common Stock	9,181
	New Residential Investment Corp	Common Stock	10,762
	New York Mortgage Trust Inc	Common Stock	4,829
	Nisource Inc	Common Stock	5,482
	Oge Energy Corp	Common Stock	5,600
	Old Republic International Corp.	Common Stock	6,278
	Omega Protein Corporation	Common Stock	6,482
	One Gas Inc	Common Stock	11,338
	Orchid Island Capital Inc	Common Stock	6,226
	Ormat Technologies Inc	Common Stock	7,075
	Owens Corning	Common Stock	6,584
	PDL Biopharma Inc	Common Stock	4,560

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Par Petroleum Corp	Common Stock	5,414
	Parker Drilling Company	Common Stock	881
	Pennymac Mortgage Investment Trust	Common Stock	5,707
	Pennymac Financial Service-A	Common Stock	5,514
	Pharmerica Corp	Common Stock	8,120
	Photronics Inc	Common Stock	8,640
	Pinnacle West Cap Corporation	Common Stock	6,512
	Polycom Inc Com	Common Stock	8,410
	Portland General Electric Co	Common Stock	11,238
	Primerica Inc	Common Stock	9,777
	Rmr Group Inc/The	Common Stock	92
	RPX Corp	Common Stock	4,752
	Radian Group Inc	Common Stock	8,489
	Regis Corporation	Common Stock	6,155
	Regional Management Corp	Common Stock	5,569
	Reinsurance Grp Of America	Common Stock	5,732
	Sanderson Farms Inc	Common Stock	6,512
	Sanmina Corp	Common Stock	9,467
	Schweitzer Mauduit Intl Inc	Common Stock	7,432
	Select Income Reit	Common Stock	7,670
	Selective Ins Grp Inc	Common Stock	10,141
	Sinclair Broadcast Grp	Common Stock	6,345
	Skywest Inc	Common Stock	9,415
	Smith & Wesson Holding Corporation	Common Stock	6,220
	Spartannash Co.	Common Stock	5,864
	Speedway Motorsports Inc	Common Stock	5,822
	Starwood Property Trust Inc	Common Stock	5,407
	Stepan Co	Common Stock	6,112
	Suncoke Energy Inc	Common Stock	1,534
	Surgical Care Affiliates Inc	Common Stock	5,852
	Sykes Enterprises Inc	Common Stock	10,096
	Synnex Corp	Common Stock	10,072
	Take-Two Interactive Softwre	Common Stock	8,884
	Tech Data Corp	Common Stock	9,758
	Teradyne Inc	Common Stock	5,684
	Territorial Bancorp Inc	Common Stock	7,407
	Tessera Technologies Inc	Common Stock	5,552
	Townebank	Common Stock	7,117

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Trico Bancshares	Common Stock	7,189
	Triple S Management Corp	Common Stock	6,264
	Trueblue Inc	Common Stock	5,204
	Trustmark Corp	Common Stock	8,110
	Two Harbors Investment Corporation	Common Stock	5,289
	II-Vi Inc	Common Stock	7,424
	U S Concrete Inc	Common Stock	8,952
	United Financial Bancorp Inc	Common Stock	6,388
	United Fire Group Inc	Common Stock	7,317
	Universal Insurance Holdings Inc	Common Stock	9,087
	Viad Corp	Common Stock	6,126
	Virgin America Inc	Common Stock	5,618
	Wabash Nat'L Corp	Common Stock	5,868
	Walker & Dunlop Inc	Common Stock	10,314
	Washington Federal Inc	Common Stock	9,746
	Web.Com Group Inc.	Common Stock	5,143
	Wellcare Health Plans Inc	Common Stock	2,112
	Westar Energy Inc.	Common Stock	6,277
	Western Asset Mortgage Capital Corp	Common Stock	4,630
	Agco Corporation	Common Stock	24,601
	Western Refining Inc	Common Stock	4,666
	Worthington Industries Inc	Common Stock	8,289
	Zagg Inc	Common Stock	5,426
	Equity Commonwealth	Common Stock	5
	Allison Transmission Holdings Inc	Common Stock	2,589
	American Capital Ltd	Common Stock	29,759
	Annaly Capital Management	Common Stock	49,114
	Ascena Retail Group Inc	Common Stock	45,842
	Becton Dickinson & Co.	Common Stock	49,463
	Cbs Corporation Cl B	Common Stock	53,021
	Chico'S Fas Inc	Common Stock	25,501
	DHI Group Inc	Common Stock	33,801
	DST Systems Inc	Common Stock	33,648
	E Trade Financial Corp	Common Stock	86,104
	Enpro Industries Inc.	Common Stock	42,086
	Fidelity National Information Services Inc	Common Stock	46,844
	Gentex Corp	Common Stock	52,033
	Hertz Global Holdings Inc	Common Stock	41,125

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value

	Interpublic Group	Common Stock	31,894
	Jacobs Engr Group Inc	Common Stock	45,096
	Knowles Corp	Common Stock	35,524
	Kohls Corp	Common Stock	32,627
	Laboratory Corp Of America Holdings	Common Stock	66,766
	Leucadia National Corp	Common Stock	94,428
	Lincoln National Corp.	Common Stock	59,056
	Markel Corporation	Common Stock	75,085
	Microstrategy Inc	Common Stock	32,272
	Ncr Corp	Common Stock	40,237
	News Corp	Common Stock	69,800
	Omnicom Group	Common Stock	95,710
	T Rowe Price Group Inc	Common Stock	48,256
	Rayonier Advanced Materials	Common Stock	9,643
	Ryman Hospitality Properties Inc	Common Stock	56,546
	Southwestern Energy Co	Common Stock	19,197
	Symantec Corp	Common Stock	29,190
	Tetra Tech Inc	Common Stock	45,821
	II-Vi Inc	Common Stock	34,540
	Universal Technical Institute Inc	Common Stock	652
	Viacom Inc	Common Stock	19,345
	Western Union Company	Common Stock	35,104
	Zimmer Biomet Holdings Inc	Common Stock	65,350
			$3,070,263

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2015
__________________________________________________________________________________________

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	First Bancorp Puerto Rico	Foreign Stock	$995
	Popular Inc	Foreign Stock	5,611
	Agro Group International Holdings Ltd	Foreign Stock	10,352
	Aspen Insurance Holdings Limited	Foreign Stock	5,844
	Assured Guaranty Ltd	Foreign Stock	5,947
	Endurance Specialty Holdings Ltd	Foreign Stock	10,942
	Enstar Group Ltd	Foreign Stock	7,952
	Ensco PLC	Foreign Stock	4,771
	James River Group Holdings Ltd	Foreign Stock	6,272
	King Digital Entertainment PLC	Foreign Stock	5,418
	Maiden Holdings Ltd	Foreign Stock	7,917
	Noble Corp PLC	Foreign Stock	4,769
	Renaissance Holdings Ltd Common	Foreign Stock	6,452
	Rowan Companies PLC	Foreign Stock	4,848
	Validus Holdings Ltd	Foreign Stock	5,971
	Allied World Assurance Co Holdings Ltd	Foreign Stock	5,132
	Altisource Portfolio Solutions SA	Foreign Stock	5,479
	Intelsat SA	Foreign Stock	2,479
	Banco Latinoamericano De Exportaciones SA	Foreign Stock	6,820
	DHT Holdings Inc	Foreign Stock	6,779
	Civeo Corp Common	Foreign Stock	5,197
	Assured Guaranty Ltd	Foreign Stock	31,293
	Axalta Coating Systems Ltd	Foreign Stock	45,305
	Endurance Specialty Holdings Ltd	Foreign Stock	63,990
	Enstar Group Ltd	Foreign Stock	44,412
	Noble Corp PLC	Foreign Stock	22,524
	Willis Group Holdings	Foreign Stock	89,855
			$423,326

	Ishares Russell 2000 Value Index Fund	Equity ETF	$10,665

			$3,151,160,735

*	Party in interest
	Cost is omitted because plan investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T Corporation 401(k) Savings Plan

June 24, 2016

/s/ Steven L. Reeder
Senior Vice President & Benefits Manager